January 22, 2020

Lishan Aklog, M.D.
Chairman of the Board and Chief Executive Officer
PAVmed Inc.
One Grand Central Place, Suite 4600
New York, New York

       Re: PAVmed Inc.
           Registration Statement on Form S-3
           Response dated January 8, 2020
           File No. 333-235335

Dear Dr. Aklog:

      We have reviewed your response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. To help us evaluate your response to prior comment 1, please provide us additional detail concerning the mechanics of the installment conversion process, including a discussion of how that mechanism has operated with respect to the 2018 Convertible Notes. With reference to your risk factor disclosures on pages 10-11, please explain why the 2019
      Convertible Notes "likely will be converted only at times when it is economically beneficial for the holder to do so" and discuss whether/how Alto has done so with respect to its conversions of 2018 Convertible Notes. Also explain why you might choose to
      "voluntarily reduce the conversion price of the 2019 Conversion Notes" and indicate whether you have done so with respect to the 2018 Convertible Notes. Also, clarify for us whether you repaid any portion of the 2018 Convertible Notes in cash as opposed to stock
 Lishan Aklog, M.D.
PAVmed Inc.
January 22, 2020
Page 2
       and explain the reason(s) why the parties amended the Leak-Out Agreement in connection with the 2019 Convertible Note offering.
2. To help us evaluate your response to prior comment 2 concerning the Series B
       Convertible Notes, please address the following in your response:
         Explain the reason(s) (i) why Alto has given a security interest in cash and/or cash equivalents rather than simply paying cash for the notes and (ii) why there is a netting mechanism.
         Identify the collateral presently securing the note and discuss any escrow arrangements; and
         Explain whether it is expected that Alto will pay cash to the company (i.e., convert the Investor Note) only in connection with the periodic installment conversion process.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Chris Edwards at (202) 551-6761 or Joseph McCann at
(202) 551-6262
with any questions.



                                                             Sincerely,
FirstName LastNameLishan Aklog, M.D.
                                                             Division of
Corporation Finance
Comapany NamePAVmed Inc.
                                                             Office of Life
Sciences
January 22, 2020 Page 2
cc:       Eric Schwartz
FirstName LastName